UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
　　☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Charlotte's Closet, LLC

Legal status of issuer

　　Form
　　Limited Liability Company

　　Jurisdiction of Incorporation/Organization
　　Delaware

　　Date of organization
　　February 22, 2016

Physical address of issuer
10 Capi Lane , Port Washington, NY 11050

Website of issuer
charlottes-closet.com

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$396,387.25	$381,815.45
Cash & Cash Equivalents	$17,455.17	$2,806.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$49,224.13	$92,050.00
Cost of Goods Sold	$30,262.05	$57,469.60
Taxes Paid	$0.00	$0.00
Net Income	-$29,624.92	-$195,437.14

FORM C-AR

Charlotte's Closet, LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Charlotte's Closet, LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at charlottes-closet.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 6/11/2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Charlotte's Closet, LLC (the "Company") is a Delaware Limited Liability Company, formed on February 22, 2016.

The Company is located at 10 Capi Lane , Port Washington, NY 11050.

The Company's website is charlottes-closet.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Charlotte's Closet has disrupted party dress and trend shopping for a new generation by renting the latest fashions online at up to 75% less than retail. Charlotte's Closet currently ships on trend fashions to its young clients in 48 states. Charlotte's Closet recently launched a style box for women.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Jen Forman who is the founder and CEO of the Company. The Company has or intends to enter into employment agreements with Jen Forman although there can be no assurance that she will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jen Forman or any member of the

board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

This is an early stage company.
It has limited history, clients and revenues. If you are investing

in Charlotte's Closet, it's because you think this is a good idea, that they are first to market and

that they can continue to generate interest and increase customer base in order to succeed. You

are taking all these things on faith, because it's impossible to know what will happen. Charlotte's

Closet founder is dependent upon additional capital resources for the continuation of our planned

principal operations and are subject to significant risks and uncertainties, including failing to

secure funding to operationalize our planned operations or failing to profitably operate the

business.

We have a small management team.
We depend on the skills and experience of a small

management team and its founder that are very important to the company. As our

business grows, we will need to hire employees.   Please note, the business was closed from 3/20-12/20 due to COVID 19 as all events were canceled due to the pandemic.

Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment.

Unlike an investment in a mature business where

there is a track record of revenue and income, the success of a startup or early-stage venture

often relies on the development of a service that may or may not find a market. Before investing,

you should carefully consider the specific risks and disclosures related to both this offering type

and the company which can be found in this company profile and the documents in the data

room below.

Your shares are not easily transferable.
You should not plan on being able to readily transfer

and/or resell your security. Currently there is no market or liquidity for these shares and the

company does not have any plans to list these shares on an exchange or other secondary market.

At some point the company may choose to do so, but until then you should plan to hold your

investment for a significant period of time before a "liquidation event" occurs. A "liquidation

event" is when the company either lists their shares on an exchange, is acquired, or goes

bankrupt.

The Company may not pay dividends for the foreseeable future.
Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on

your interest in the Company. Accordingly, any potential investor who anticipates the need for

current dividends or income from an investment should not purchase any of the securities

offered on the Site.

Unlike listed companies that are valued publicly through market-driven stock prices, the
valuation of private companies, especially startups, is difficult to assess and you may risk

overpaying for your investment.

In addition, there may be additional classes of equity with

rights that are superior to the class of equity being sold.

You may only receive limited disclosure.
While the company must disclose certain information,

since the company is at an early-stage they may only be able to provide limited information

about its business plan and operations because it does not have fully developed operations or a

long history. The company may also only be obligated to file information periodically regarding

its business, including financial statements. A publicly listed company, in contrast, is required

to file annual and quarterly reports and promptly disclose certain events — through continuing

disclosure that you can use to evaluate the status of your investment.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Charlotte's Closet has disrupted party dress and trend shopping for a new generation by renting the latest fashions online at up to 75% less than retail. Charlotte's Closet currently ships on trend fashions to its young clients in 48 states. Charlotte's Closet recently launched a style box for women.

Business Plan

Charlotte's Closet is an online platform providing teens access to borrow designer dresses at a discount for all occasions. The company uses a combination of traditional PR, marketing and social media tactics to garner awareness and sales. Brand is testing a style box for women called Stand Up In Style. Due to COVID, the brand was closed for most of the year and the ENDLESS program remains inactive.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market

• Business dormant in 2020 due to COVID 19 Future Plans include: Marketing strategy expansion including digital, social media, traditional marketing and PR • Inventory expansion • Human capital requirements for technology updates, staffing, marketing and operations • IT investment to improve web site customer experience, operational support including improved inventory management, and evolving technology requirement

Charlotte's Closet rents party dresses so teenage girls can rock their most important occasions at an affordable price. Whether it's a prom, sweet sixteen, sorority formal, graduation or any other event, choices are made online from the latest designer party dresses. Search can be by event date, size, designer, occasion, color or style. A free backup size is available to ensure the perfect fit and will arrive two to three days prior to the event. The brand offers a unique home try-on option that provides a try before you rent with a three dress selection. Free return and dry cleaning is provided. Due to COVID 19 Endless subscription services remains inactive. Brand is testing a style box for women that donates a portion of sales to Stand Up To Cancer.

Competition

Charlotte's Closet is a first mover in the teen fashion rental space. Competitors in the shared economy space include Rent the Runway.

Charlotte's Closet is a first mover in the teen/young adult fashion rental space and as a start up is always analyzing customer insight to stay competitive in the marketplace.

Supply Chain and Customer Base

Does not apply.

Target Market: • Girls 12-21 • Population of 15 million • $6 billion annual spend on party dresses/clothing

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

NONE

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 10 Capi Lane , Port Washington, NY 11050

The Company has the following additional addresses:

The Company conducts business in Charlotte's Closet ships product to 48 states within the US. .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jen Forman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

2015-Present-Founder/CEO Charlotte's Closet 2004-2015 Founder, Jen Lane PR

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

As a media director at a mid-size PR firm, Jen secured national and local media placements on behalf of her lifestyle clients. This expertise helped launch Charlotte's Closet, where she booked herself to talk teen fashion trends and introduce the brand and target rental concept on national and local morning shows including The Today Show, CNN, Good Day New York, WNBC news and Twin Cities Live.

Education

BA from Syracuse University

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jen Forman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

2015-Present-Founder/CEO Charlotte's Closet 2004-2015 Founder, Jen Lane PR

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

As a media director at a mid-size PR firm, Jen secured national and local media placements on behalf of her lifestyle clients. This expertise helped launch Charlotte's Closet, where she booked herself to talk teen fashion trends and introduce the brand and target rental concept on national and local morning shows including The Today Show, CNN, Good Day New York, WNBC news and Twin Cities Live.

Education

BA from Syracuse University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees besides the founder Jen Forman.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities. Please refer to attached cap table.

Type of security	A1., A2, B1, B2, C, D LLC/Membership Interests
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

The total amount of outstanding debt of the company is 0.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering

Ownership

A majority of the Company is owned by a few people. Those people are Jon Spencer, Jen Forman and Eric Forman.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Jon Spencer	48.4%
Jen and Eric Forman	50.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$49,224.13	-$59,886.97	$0.00

Operations

From our date of inception, on February 22, 2016, to December 31, 2016 ("Fiscal 2016"), we recorded revenues of $54,462. In the first six months of 2017 we have doubled our revenues from Fiscal 2016. The majority of our expenses in Fiscal 2016 were payroll related costs of $235,337 and advertising and promotion of $223,134. Total expenses amounted to $608,343 Fiscal 2016, with $51,537 in non-cash related expenses for depreciation and amortization. In Fiscal 2016 our net loss amounted to $570,000. We financed that net loss primarily by selling member units at $1.00 per unit to an equity investor. The $1,000,000 equity investment was also used to purchase $230,000 of rental inventory, that we record on our balance sheet as a non-current asset, which we depreciate using the straight-line method over the estimated useful loves of the garments, which is five years. We also raised $575,000 in capital in March 2017, which allowed the company to increase product offerings and thus drive significant sales growth even with limited funds for targeted marketing campaigns. These results reflect expectations that we believe can be achieved with sufficient working capital to invest in the following and thus continue to drive exponential sales growth: o Expanded inventory for customer selections o Build out a fully developed marketing strategy to encompass digital, social media, traditional marketing and public relations o Augment the management team and support operations o Invest in IT to improve web site customer experience

Liquidity and Capital Resources

On 2/18 the Company conducted an offering pursuant to Regulation CF and raised $30,125.20.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jen Forman

(Signature)

Jen Forman

(Name)

Founder/CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Jen Forman

(Signature)

Jen Forman

(Name)

Founder/CEO

(Title) ——————————————

(Date) ——————————————

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Charlotte's Closet LLC

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Manhattan	0.00
Citibank	16,655.38
Petty Cash	799.79
Total Bank Accounts	**$17,455.17**
Other Current Assets	
Due To/Eric Forman	702.00
Due To/Jen Forman	-58,705.19
Transfer	991.18
Total Other Current Assets	**$ -57,012.01**
Total Current Assets	**$ -39,556.84**
Other Assets	
Accumulated Amortization - Website Development	-12,362.83
Accumulated Depreciation - CC Rental Inventory	-46,600.52
Rental Inventory-CC	407,977.19
Website Development	86,930.25
Total Other Assets	**$435,944.09**
TOTAL ASSETS	**$396,387.25**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Citibank Visa	-5,239.31
Total Credit Cards	**$ -5,239.31**
Other Current Liabilities	
Accrued Expenses	0.00
Due To/NYS	-566.10
Payroll Liabilities	5.20
Sales Tax Agency Payable	
Sales Tax Payable	-861.01
Total Sales Tax Agency Payable	**-861.01**
Total Other Current Liabilities	**$ -1,421.91**
Total Current Liabilities	**$ -6,661.22**
Long-Term Liabilities	
Convert. Senior Promissory Note	147,500.00
Due To/Barry Lane	89,950.00
Total Long-Term Liabilities	**$237,450.00**
Total Liabilities	**$230,788.78**
Equity	
Fund Raising	25,000.00
Owners Equity	2,032,928.05
Retained Earnings	-1,862,704.66
Net Income	-29,624.92
Total Equity	**$165,598.47**
TOTAL LIABILITIES AND EQUITY	**$396,387.25**